APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss

January - December 2019

	Total
INCOME	
AMZN drop-ship Product Sales	74,455.75
Clover Sales	5,169.74
Gross Receipts	
Sales	303,650.54
Uncategorized Income	712.75
Total Gross Receipts	**304,363.29**
PayPal Income	147,466.80
Sales of Product Income	430.00
Sales Tax	-12,804.07
Total Income	**519,081.51**
COST OF GOODS SOLD	
Cost of Goods Sold	5,038.15
Purchases - COS	146,199.88
Shipping and Delivery	2,279.68
Supplies & Materials - COGS	88,022.72
Total Cost of Goods Sold	**241,540.43**
GROSS PROFIT	**277,541.08**
EXPENSES	
Advertising	454.59
Auto Expenses	
Auto Insurance	1,083.40
Total Auto Expenses	**1,083.40**
Bank and Service Charges	
Bank Charges	14,143.81
Loan Fees	302.00
Total Bank and Service Charges	**14,445.81**
Dues & Subscriptions	1,338.34
Insurance	
Workman's Comp	2,957.35
Total Insurance	**2,957.35**
Insurance - Liability	5,705.35
Interest Expense	118.53
Legal & Professional Fees	
Accounting	1,875.00
Attorney Fees	300.00
Consulting	177.95
Total Legal & Professional Fees	**2,352.95**
Licenses and Permits	100.00
Office Expenses	43.05
Rent or Lease of Buildings	
Lawrence Rent	3,600.00

	Total
North Andover Rent	67,500.00
Tewksbury Rent	13,000.00
Total Rent or Lease of Buildings	**84,100.00**
Repair & Maintenance	3,589.43
Taxes & Licenses	
Personal Property Tax	75.20
Real Estate Taxes	50.16
Total Taxes & Licenses	**125.36**
Travel	404.85
Utilities	
Alarm Expense	64.36
Electric & Gas	2,335.29
Telephone & Internet	974.46
Total Utilities	**3,374.11**
Total Expenses	**120,193.12**
NET OPERATING INCOME	157,347.96
NET INCOME	**$157,347.96**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk	8,619.22
Checking	1,358.51
Salem Five	1,066.43
TD Bank	214.20
Total Bank Accounts	**11,258.36**
Other Current Assets	
Inventory	133,371.70
Total Other Current Assets	**133,371.70**
Total Current Assets	**144,630.06**
Fixed Assets	
Intangible Assets	
A/D Amortization	-1,650.00
Start Up Costs	5,145.00
Trademark	385.00
Total Intangible Assets	**3,880.00**
Office Equipment	
A/D Office Equipment	-5,183.00
Dell Computer	2,399.45
Security Equipment	2,783.65
Total Office Equipment	**0.10**
Vehicles	
2005 Honda Van	3,921.00
2014 Ram Van	14,859.69
A/D Deppreciation	-18,781.00
Total Vehicles	**-0.31**
Total Fixed Assets	**3,879.79**
Other Assets	
Security Deposits	12,150.00
Total Other Assets	**12,150.00**
TOTAL ASSETS	**$160,659.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	
Bank of America	-16,032.13
Barclay Card	-4,385.29
Capital One	-3,020.00

	Total
Dell Credit Card	3,394.72
Discover	-4,567.31
SimplyCash Plus Card-	-66,134.97
TB Bank Credit Card	-6,910.28
Total Credit Card	**-97,655.26**
Total Credit Cards	**-97,655.26**
Other Current Liabilities	
AMEX LOAN	-3,450.00
Business Backer	56,824.50
Home Loan Investment Bank	9,136.90
Kabbage Loan	845.04
Massachusetts Payable	0.08
Mill Cities	25,642.84
PayPal Working Capital	20,509.67
Payroll Tax	-337.92
Quickbooks Loan	-1,759.75
Total Other Current Liabilities	**107,411.36**
Total Current Liabilities	**9,756.10**
Total Liabilities	**9,756.10**
Equity	
Owner Withdrawal	-51,531.94
Luca Decarolis	-45,541.04
	-44,996.55
Total Owner Withdrawal	**-142,069.53**
Partner Contributions	79,876.03
Retained Earnings	55,749.29
Net Income	157,347.96
Total Equity	**150,903.75**
TOTAL LIABILITIES AND EQUITY	**$160,659.85**

Decarolis Brothers Cyclists LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
CC Rewards	2,027.14
Gross Receipts	91.53
AMZN drop-ship Product Sales	38,938.92
Refunds-Allowances	-174.00
Sales	315,806.10
Uncategorized Income	61,980.31
Total Gross Receipts	**416,642.86**
PayPal Income	130,839.03
Sales of Product Income	13,941.78
Sales Tax	-16,365.40
Total Income	**$547,085.41**
Cost of Goods Sold	
Cost of Goods Sold	232.00
Purchases - COS	230,677.17
Inventory Adjustment	103,286.00
Total Purchases - COS	**333,963.17**
Shipping and Delivery	3,705.98
Supplies & Materials - COGS	63,609.66
Total Cost of Goods Sold	**$401,510.81**
GROSS PROFIT	**$145,574.60**
Expenses	
Advertising	805.16
Auto Expenses	
Auto Insurance	1,128.84
Gas & Maintenance	481.54
Total Auto Expenses	**1,610.38**
Bank and Service Charges	139.80
Bank Charges	2,060.50
Finance Charges	9,114.84
Loan Fees	6,030.45
Loan Purchase Fees	12,950.00
Service Fees	72.88
Total Bank and Service Charges	**30,368.47**
Dues & Subscriptions	1,453.95
Insurance	657.60
Insurance - Liability	5,425.05
Workman's Comp	493.72
Total Insurance	**6,576.37**
Interest Expense	10,095.74

Decarolis Brothers Cyclists LLC

Profit and Loss

January - December 2020

	TOTAL
Legal & Professional Fees	
Accounting	600.00
Total Legal & Professional Fees	**600.00**
Licenses and Permits	2,850.89
Office Expenses	2,206.86
Payroll Expense	701.45
Payroll Taxes	329.41
Rent or Lease of Buildings	
North Andover Rent	111,000.00
Total Rent or Lease of Buildings	**111,000.00**
Repair & Maintenance	800.49
Salaries and Wages	3,071.11
Supplies	1,402.75
Taxes & Licenses	108.92
Personal Property Tax	45.75
Total Taxes & Licenses	**154.67**
Utilities	
Alarm Expense	287.72
Electric & Gas	1,085.21
Telephone & Internet	3,816.38
Total Utilities	**5,189.31**
Total Expenses	**$179,217.01**
NET OPERATING INCOME	**$ -33,642.41**
NET INCOME	**$ -33,642.41**

Decarolis Brothers Cyclists LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk	3,535.27
Checking	1,358.51
Salem Five	608.41
TD Bank	214.20
Total Bank Accounts	**$5,716.39**
Other Current Assets	
Inventory	160,129.48
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$160,129.48**
Total Current Assets	**$165,845.87**
Fixed Assets	
Intangible Assets	
A/D Amortization	-2,019.00
Start Up Costs	5,145.00
Trademark	385.00
Total Intangible Assets	**3,511.00**
Office Equipment	
A/D Office Equipment	-5,183.10
Dell Computer	2,399.45
Security Equipment	2,783.65
Total Office Equipment	**0.00**
Vehicles	
2005 Honda Van	3,921.00
2014 Ram Van	14,859.69
A/D Deppreciation	-18,780.69
Total Vehicles	**0.00**
Total Fixed Assets	**$3,511.00**
Other Assets	
Security Deposits	12,150.00
Total Other Assets	**$12,150.00**
TOTAL ASSETS	**$181,506.87**

Decarolis Brothers Cyclists LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,250.00
Total Accounts Payable	**$11,250.00**
Credit Cards	
Credit Card	
Amazon Prime American Express	-4,919.56
Bank of America	4,214.64
Barclay Card	6,162.37
Capital One	11,236.90
Dell Credit Card	3,977.31
Discover	14,425.97
SimplyCash Plus Card-	15,649.52
TD Bank Credit Card	0.00
Total Credit Card	**50,747.15**
Total Credit Cards	**$50,747.15**
Other Current Liabilities	
AMEX LOAN	0.00
Business Backer	55,496.55
Home Loan Investment Bank	3,350.96
Kabbage Loan	6,974.50
Lowell Community Loan	0.00
Massachusetts Payable	0.08
Mill Cities	5,930.63
Net Payroll	0.00
OnDeck Capital	0.00
PayPal Working Capital	83,410.42
Payroll Tax	271.32
Quickbooks Loan	0.00
Sales Tax Payable	0.00
SBA Grant	1,000.00
Square Inc Loan	0.00
Tewksbury FCU	0.00
Total Other Current Liabilities	**$156,434.46**
Total Current Liabilities	**$218,431.61**
Total Liabilities	**$218,431.61**

Decarolis Brothers Cyclists LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner Withdrawal	-51,531.94
Luca Decarolis	-72,766.09
	-44,996.55
Total Owner Withdrawal	**-169,294.58**
Partner Contributions	108,296.45
Retained Earnings	57,715.80
Net Income	-33,642.41
Total Equity	**$ -36,924.74**
TOTAL LIABILITIES AND EQUITY	**$181,506.87**

I, LUCA DE CAROLIS, certify that:

1. The financial statements of DECAROLIS BROTHERS CYCLISTS included in this Form are true and complete in all material respects; and
2. The tax return information of DECAROLIS BROTHERS CYCLISTS included in this Form reflects accurately the information reported on the tax return for DECAROLIS BROTHERS CYCLISTS for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *LUCA DE CAROLIS*

Name: LUCA DE CAROLIS

Title: OWNER